Mercedes-Benz Auto Lease Trust 2020-B
Investor Report
Collection Period Ended   28-Feb-2023

Amounts in USD

Dates

Collection Period No.	30				
Collection Period (from... to)	1-Feb-2023	28-Feb-2023			
Determination Date	13-Mar-2023				
Record Date	14-Mar-2023				
Payment Date	15-Mar-2023				
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2023	15-Mar-2023	Actual/360 Days	28	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 3/15/2023	15-Feb-2023	15-Mar-2023	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	420,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	345,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	88,120,000.00	59,784,826.28	20,740,931.42	39,043,894.86	443.076428	0.235371
Total Note Balance	**1,010,120,000.00**	**59,784,826.28**	**20,740,931.42**	**39,043,894.86**		
Overcollateralization	171,309,810.94	186,075,195.22	186,075,195.22			
Total Securitization Value	**1,181,429,810.94**	**245,860,021.50**	**206,816,126.64**			
present value of lease payments	510,088,176.38	31,375,542.95	25,783,139.62			
present value of Base Residual Value	671,341,634.56	214,484,478.55	181,032,987.02			

	Amount	Percentage
Initial Overcollateralization Amount	171,309,810.94	14.50%
Target Overcollateralization Amount	186,075,195.22	15.75%
Current Overcollateralization Amount	186,075,195.22	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.184160%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.310000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.400000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.500000%	24,910.34	0.282687	39,068,805.20	443.359115
Total		**24,910.34**		**$39,068,805.20**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,122,358,320.39	186,788,530.95	147,744,636.09

Available 2020-B Collections

Lease Payments Received	5,353,128.05
Net Sales Proceeds-early terminations (incl Defaulted Leases)	12,497,715.17
Net Sales Proceeds-scheduled terminations	30,209,946.08
Excess wear and tear included in Net Sales Proceeds	13,353.71
Excess mileage included in Net Sales Proceeds	63,294.27
Subtotal	48,060,789.30
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	157,477.17
Total Available Collections	**48,218,266.47**

Distribution on the Exchange Note

(1) Total Servicing Fee	204,883.35
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.51%)	79,385.13
(3) Exchange Note Principal Distributable Amount	39,043,894.86
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	8,890,103.13
Total Distribution	**48,218,266.47**

Available Funds ABS Notes

Total Exchange Note Payments	39,123,279.99
Reserve Account Draw Amount	0.00
Total Available Funds	**39,123,279.99**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	24,910.34
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	39,043,894.86
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	54,474.79
Total Distribution	**39,123,279.99**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	204,883.35	204,883.35	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	24,910.34	24,910.34	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	24,910.34	24,910.34	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	24,910.34	24,910.34	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	39,043,894.86	39,043,894.86	0.00
Principal Distribution Amount	39,043,894.86	39,043,894.86	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,907,149.05
Reserve Fund Amount - Beginning Balance	5,907,149.05
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	17,120.97
minus Net Investment Earnings	17,120.97
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,907,149.05
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	17,120.97
Net Investment Earnings on the Exchange Note	
Collection Account	140,356.20
Investment Earnings for the Collection Period	157,477.17

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to exercise its option under Section 5.01 of the 2020-B Servicing Supplement to purchase the 2020-B Exchange Note on March 15, 2023 (the "Redemption Date") and has deposited $20,740,931.42 into the 2020-B Exchange Note Collection Account to redeem the balance of the Class A-4 Note. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,181,429,810.94	28,897
Securitization Value beginning of Collection Period	245,860,021.50	7,959
Principal portion of lease payments	4,007,789.66	
Terminations- Early	10,201,962.23	
Terminations- Scheduled	24,184,019.06	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	650,123.91	
Securitization Value end of Collection Period	206,816,126.64	6,698
Pool Factor	17.51%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	27.02	6.45
Weighted Average Seasoning (months)	11.38	35.51
Aggregate Base Residual Value	775,726,981.78	186,847,564.68
Cumulative Turn-in Ratio		27.92%
Proportion of base prepayment assumption realized life to date		79.49%
Actual lifetime prepayment speed		0.72%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	205,681,263.95	6,662	99.45%
31-60 Days Delinquent	603,477.42	18	0.29%
61-90 Days Delinquent	397,443.27	13	0.19%
91-120 Days Delinquent	133,942.00	5	0.06%
Total	206,816,126.64	6,698	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.257%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	299,169.95	9	19,561,934.05	536
Liquidation Proceeds	164,264.27		17,422,752.57	
Recoveries	130,163.80		3,504,185.79	
Principal Net Credit Loss / (Gain)	4,741.88		(1,365,004.31)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.025%	
Prior Collection Period	0.824 %	
Second Prior Collection Period	(0.240%)	
Third Prior Collection Period	(0.199%)	
Four Month Average	0.102%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.116)%

Average Net Credit Loss / (Gain)   (2,546.65)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	34,736,935.25	1,252	620,842,320.81	21,655
Sales Proceeds and Other Payments Received	42,380,725.57		758,693,924.50	
Residual Loss / (Gain)	(7,643,790.32)		(137,851,603.69)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(40.526)%	
Prior Collection Period	(38.158%)	
Second Prior Collection Period	(33.610%)	
Third Prior Collection Period	(24.525%)	
Four Month Average	(34.205)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (11.668)%

Average Residual Loss / (Gain)   (6,365.81)